DREYFUS PREMIER GREATER CHINA FUND
Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--97.1%	Shares		Value ($)
China--25.3%			
Air China, Cl. H	3,500,000		1,245,224
Beijing Media, Cl. H	860,000		2,376,087
China Petroleum and Chemical , Cl. H	11,100,000		4,411,652
China Telecom, Cl. H	10,830,000		4,026,642
Datang International Power Generation, CL. H	4,947,000		3,520,071
FU JI Food & Catering Services	2,284,000		2,108,362
Jiangxi Copper, Cl. H	6,824,000		3,652,683
Ninetowns Digital World Trade, ADR	100,000		904,900
Ping An Insurance, CL. H	2,210,000		3,669,261
Shenzhen Expressway, CL. H	5,534,000		2,181,729
Weichai Power, CL. H	900,000		2,821,226
Weiqiao Textile, Cl. H	3,504,000		5,323,521
ZTE	684,000		2,205,518
			38,446,876
Hong Kong--58.6%			
Asia TeleMedia	7,800,000	a	145,004
COFCO	10,904,000		5,556,989
China Gas	18,428,000	a	3,567,563
China Mengniu Dairy	8,436,000		6,219,006
China National Aviation	8,538,000		1,871,840
Cheung Kong	537,000		4,922,626
Dream International	5,502,000		938,186
Dynasty Fine Wines	20,000		7,693
Far East Consortium International	10,128,000		3,960,409
Far East Pharmaceutical Technology	16,264,000	b	141,792
First Shanghai Investments	22,116,000		2,013,175
Global Bio-chem Technology	2,500,000		1,778,892
Golding Soft	5,220,000	a	16,731
Great Eagle	1,068,000		2,450,986
HSBC	410,000		6,780,943
Hang Lung Properties	1,700,000		2,539,168
JCG	2,664,000		2,646,991
Li Ning	8,874,000		4,181,126
Lifestyle International	3,551,000		5,485,980
Lung Kee	6,915,000		4,299,822
MediaNation	360,000	a	5,954
New World Development	2,769,000		2,715,820
Playmates	14,068,000		3,282,617
SOC GEN-CW05 Cheung Kong (warrants)	11,040,000	a	375,087
Silver Grant International Industries	11,646,000		5,785,821
Solomon Systech International	11,836,000		3,224,633
Television Broadcasts	552,000		2,625,606
Tianjin Development	4,628,000		2,076,720
Titan Petrochemicals	15,420,000		1,621,118
Victory City International	7,662,631	a	2,873,560
Wharf	809,000		2,608,573
Wing Lung Bank	241,400		1,694,486

Xinyi Glass	1,950,000		500,013
			88,914,930
Singapore--3.5%			
Hongkong Land	1,661,000		3,919,960
Osim International	2,222,600		1,398,203
			5,318,163
Taiwan-- 8.9%			
Advanced Semiconductor Engineering	3,000,000	a	2,059,842
Asia Vital Components	645,131		518,137
CTCI	3,258,000		1,908,624
Coretronic	2,500,000		2,811,024
Everlight Electronics	410		447
MediaTek	342,000		2,014,299
Phoenixtec Power	1,636,000		1,901,367
United Microelectronics	3,631,800	a	2,322,064
			13,535,804
United States--.8%			
Far East Energy	1,250,000	a	1,250,000
Far East Energy (warrants)	625,000	a	0
			1,250,000
Total Investments (cost $137,738,278)	**97.1%**		**147,465,773**
Cash and Receivables (Net)	**2.9%**		**4,412,639**
Net Assets	**100.0%**		**151,878,412**

ADR--American Depository Receipts

a   Non-income producing.
b   The valuation of this security has been determined in good faith under the direction of the
    Board of Trustees.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.

Dreyfus Premier International Growth Fund
Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--96.2%	Shares		Value ($)
Australia--2.5%			
Oil Search	140,500		217,775
Publishing & Broadcasting	43,000		545,864
QBE Insurance Group	20,000		236,375
			1,000,014
Belgium--2.3%			
Colruyt	1,800		302,673
Delhaize	4,500		331,415
InBev	7,900		292,968
			927,056
Canada--4.2%			
ATI Technologies	13,500	a	234,173
Canadian National Railway	6,100		362,206
Canfor	10,900	a	136,557
Husky Energy	7,700		207,327
Oncolytics Biotech (Purchase Warrants 2/21/2005)	54,143	a	48,855
Oncolytics Biotech (Purchase Warrants 4/5/2005)	29,734	a	0
Research In Motion	2,400	a	170,778
Sun Life Financial	6,800		219,964
Telus	11,400		330,648
			1,710,508
Denmark--2.0%			
A P Moller - Maersk	64		524,572
Novo Nordisk, Cl. B	5,300		282,181
			806,753
Finland--2.3%			
Fortum	27,300		487,522
Nokia	27,800		425,788
			913,310
France--9.5%			
BNP Paribas	6,732		485,705
Bouygues	10,400		407,370
France Telecom	7,700	a	241,589
Renault	4,500		367,783
Sanofi-Aventis	9,427		703,493
Societe Generale	4,500		448,143
Suez	7,800		209,853
Total	2,848		610,685
Vivendi Universal	11,400	a	360,650
			3,835,271
Germany--8.0%			
BASF	7,160		488,959
Continental	8,600		596,938
Deutsche Telekom	15,900	a	343,839
E.ON	4,900		438,925
Merck	4,800		317,846
Metro	3,900		203,854
SAP	2,500		388,736

ThyssenKrupp	20,900	446,515
		3,225,612
Greece--.5%		
Alpha Bank	6,400	**216,902**
Hong Kong--.4%		
China Mobile (Hong Kong)	57,700	**180,872**
Italy--4.0%		
Banca Intesa	94,700	439,760
Bulgari	16,600	204,588
Eni	12,602	306,194
Mediaset	45,900	639,590
		1,590,132
Japan--19.6%		
ASAHI BREWERIES	19,000	237,076
CANON	13,000	677,443
CASIO COMPUTER	31,500	441,076
Eisai	11,900	385,853
HOYA	3,900	401,573
Hitachi	68,000	451,474
ITO-YOKADO	8,000	320,386
JFE Holding	15,300	423,011
Kawasaki Kisen Kaisha	30,000	203,522
Mitsubishi	49,200	577,343
NIPPON STEEL	80,000	194,548
NISSAN MOTOR	36,200	382,523
NSK	55,000	285,018
ONO PHARMACEUTICAL	7,000	378,963
SANKYO	18,200	404,835
SANYO SHINPAN FINANCE	3,400	224,753
SHIZUOKA BANK	22,000	222,495
Sumitomo Electric Industries	30,100	328,812
Takeda Pharmaceutical	14,000	664,704
Toyota Motor	17,400	676,690
		7,882,098
Netherlands--3.9%		
ING Groep	26,600	765,582
Koninklijke (Royal) KPN	84,100	807,931
		1,573,513
Norway--1.0%		
Norsk Hydro	2,245	170,559
Orkla	6,800	222,247
		392,806
Singapore--.6%		
Keppel	41,000	**230,379**
South Africa--.5%		
Old Mutual	91,800	**218,189**
Spain--2.5%		
ACS	11,700	293,276
Repsol YPF	18,700	477,759
Telefonica	13,100	238,379
		1,009,414

Sweden--3.1%

Telefonaktiebolaget LM Ericsson, Cl. B	195,500	a	573,692
Volvo, Cl. B	16,200		657,424
			1,231,116

Switzerland--5.6%

Baloise	3,800		178,739
Compagnie Financiere Richemont	9,200		287,717
Credit Suisse	10,900		438,474
Novartis	12,914		618,830
Saurer	3,420	a	202,699
Serono	527		325,858
UBS	2,355		190,954
			2,243,271

United Kingdom--23.7%

ARM	102,300	189,220
Aviva	19,000	227,136
BAE Systems	88,100	407,179
BHP Billiton	65,201	806,450
BP	82,200	809,341
Barclays	69,000	756,014
Burberry Group	43,300	326,066
Friends Provident	73,700	221,649
GlaxoSmithKline	9,900	218,993
HBOS	17,000	270,916
Reckitt Benckiser	11,300	335,481
Royal Bank of Scotland	6,000	198,916
SABMiller	53,700	822,413
Sage	55,200	205,241
Shire Pharmaceuticals	67,600	788,399
Tesco	112,722	654,139
United Business Media	25,400	258,696
Vodafone	585,332	1,509,666
Xstrata	31,900	555,508
		9,561,423

Total Investments (cost $34,198,660)	**96.2%**	**38,748,639**
Cash and Receivables (Net)	**3.8%**	**1,528,227**
Net Assets	**100.0%**	**40,276,866**

a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.